                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                       and

                               AMENDMENT NO. 1 TO
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                             AMC ENTERTAINMENT INC.
                                (name of issuer)


                     COMMON STOCK,  66 2/3 cents  PAR VALUE



                                   001669 10 0
                                 (CUSIP number)



                             Raymond F. Beagle, Jr.
                               LATHROP & GAGE L.C.
                                2345 Grand Avenue
                        Kansas City, Missouri  64108-2684
                                 (816) 292-2129
                       (name, address and telephone number)
                          of person authorized to receive
                            notices and communications)


                                  May 3, 1996
                      (date of event which requires filing
                                of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

Check the following box if a fee is being paid with this statement _X_.

                              CUSIP No. 001669 10 0
________________________________________________________________________________

(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

                            Durwood, Inc.  44-0521700

(2)   Check the appropriate box if a member of a Group (See Instructions)

      (a)     ___
      (b)     _X_


(3)   SEC Use Only

      __________________________________________________________________________

      __________________________________________________________________________

      __________________________________________________________________________

(4)   Source of Funds (See Instructions)

                                                             00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ___

(6)   Citizenship or Place of Organization

                                                    Missouri

Number of Shares     (7)   Sole Voting Power                 13,798,951

Beneficially          __________________________________________________________

Owned by Each        (8)   Shared Voting Power                        0

Reporting             __________________________________________________________

Person               (9)   Sole Dispositive Power            13,798,951

With                  __________________________________________________________













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
                     (10)  Shared Dispositive Power                   0

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             13,798,951

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      __________________________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11)            83%

(14)  Type of Reporting Person (See Instructions)                   CO

                              CUSIP No. 001669 10 0
________________________________________________________________________________

(1) Names of reporting Persons; S.S. or I.R.S. Identification Nos. of Above Persons.

                        Stanley H. Durwood;  ###-##-####

(2)   Check the appropriate box if a member of a Group (See Instructions)

      (a) ___
      (b) _X_

(3)   SEC Use Only

      __________________________________________________________________________

      __________________________________________________________________________

      __________________________________________________________________________

(4)   Source of Funds (See Instructions)

                                                             00

(5) Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ___

(6)   Citizenship or Place of Organization

                                                    U.S.A.


Number of Shares     (7)   Sole Voting Power                 13,810,351

Beneficially          __________________________________________________________

Owned by Each        (8)   Shared Voting Power                        0

Reporting             __________________________________________________________

Person               (9)   Sole Dispositive Power                11,400

With                  __________________________________________________________

                     (10)  Shared Dispositive Power          13,798,951

(11)  Aggregate Amount Beneficially Owned by Each Reporting Person

                                                             13,810,351

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

      __________________________________________________________________________

(13)  Percent of Class Represented by Amount in Row (11)            83%

(14)  Type of Reporting Person (See Instructions)                   IN









































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
                             INTRODUCTORY STATEMENT

     This schedule is filed on behalf of Durwood, Inc., a Missouri corporation ("DI"), and Mr. Stanley H. Durwood, DI's sole director and controlling stockholder, as permitted by Securities Exchange Act Rule 13d-1(f)(1). By this filing, DI amends Items 2 through 6 of its Schedule 13D dated January 24, 1994 to read as set forth herein.

     ITEM 1.  SECURITY AND ISSUER.

     This statement relates to the Common Stock, par value 66 2/3 cents per share ("Common Stock"), of AMC Entertainment Inc., a Delaware corporation
("AMCE").   AMCE's principal executive offices are located at 106 West 14th
Street, Kansas City, Missouri 64105.

     ITEM 2.  IDENTITY AND BACKGROUND.

     This statement is filed by DI and Stanley H. Durwood.

     DI is a Missouri corporation whose business address is 106 West 14th Street, Kansas City, Missouri, 64105, and whose principal business is that of a holding company for AMCE stock.

     Stanley H. Durwood is a United States Citizen whose business address is 106
West 14th Street, Kansas City, Missouri, 64105.   As his principal occupation he
serves as Chairman of the Board, President and Chief Executive Officer of AMCE. He also is the President and sole director of DI.

     As set forth in Item 5, DI presently owns of record approximately 48% of AMCE's Common Stock and 100% of its Class B Stock, par value 66 2/3 cents per share ("Class B Stock").

     Shares of DI having approximately 75% of the voting power of DI's outstanding stock are held in revocable voting and inter-vivos trusts for the benefit of Stanley H. Durwood, who has the sole power to vote such shares. Substantially all of the remaining shares of DI capital stock are held by American Associated Enterprises, a Missouri limited partnership ("AAE").
Stanley H. Durwood is a limited partner of AAE, and his six children, Edward D. Durwood, Carol D. Journagan, Thomas A. Durwood, Elissa D. Grodin, Brian H. Durwood and Peter J. Durwood (collectively, the "Durwood Children", and together with Stanley H. Durwood, the "Durwood Family Members") are the general partners of AAE. Edward D. Durwood is the managing general partner of AAE and has authority to vote the shares of DI held by AAE, representing approximately 25% of the voting power of DI's outstanding stock.

     Each of the Durwood Children is a United States citizen.

     AAE's business address is 106 West 14th Street, Kansas City, Missouri,
64105.

     Set forth below is information known to the undersigned concerning the business or residence address and primary employment of each of the Durwood Children.





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

     Name and Address                         Principal Employment

     Edward D. Durwood                        Self Employed
     3001 West 68th Street
     Shawnee Mission, Ks.  66208

     Carol D. Journagan                       Homemaker
     1323 Granite Creek Drive
     Blue Springs, Mo. 64015

     Thomas A. Durwood                        Self Employed
     P.O. Box 7208
     Rancho Santa Fe, Ca. 92067

     Elissa D. Grodin                         Homemaker
     187 Chestnut Hill Road
     Wilton, Ct. 06897

     Brian H. Durwood                         Markets computer software
     655 N.W. Altishim Place
     Beaverton, Or. 97006

     Peter J. Durwood                         The Children's Television Workshop
     666 West End Avenue                      New York, New York
     New York, N.Y. 10025

     During the last five years neither Stanley H. Durwood, DI nor, to their knowledge, AAE or any of the Durwood Children has been convicted in any criminal proceeding nor been a party to any civil proceeding of a judicial or admini-strative body of competent jurisdiction which resulted in any of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

     ITEM 4.  PURPOSE OF TRANSACTION.

     On May 3, 1996, Stanley H. Durwood entered into a Durwood Family Settlement Agreement (" Family Agreement") with the Durwood Children setting forth the Durwood Family Members' intention to pursue certain transactions to dissolve AAE and to cause the shares of AMCE held by DI to be distributed to Durwood Family Members through a merger of DI into AMCE. The purposes of such transactions are to eliminate DI and AAE, thereby enabling the Durwood Family Members to hold their interests in AMCE directly in the form of a marketable security instead of indirectly through DI or AAE, and to resolve a dispute among the Durwood Family Members concerning the value of their interests in AAE and DI.

     In connection with the foregoing, Stanley H. Durwood and the Durwood Children have agreed to (i) seek the merger of DI into AMCE, with AMCE remaining as the surviving company, pursuant to which shares of DI stock will be exchanged for shares of AMCE stock, and (ii) if all conditions to such merger are satisfied, dissolve AAE.

      The Durwood Family Members have agreed that Stanley H. Durwood will receive approximately 5,015,657 shares of AMCE Class B Stock in the merger and that the Durwood Children will receive approximately 8,767,223 shares of AMCE Common Stock in the merger. To facilitate this agreement, prior to the merger 6,141,343 shares of Class B Stock held of record by DI will be converted into shares of Common Stock. The Durwood Family Members also have agreed that within twelve months after the merger they or their charitable donees will sell a minimum of 3,000,000 shares of Common Stock (of which 500,000 shares will be sold by Stanley H. Durwood or by his charitable donees and the balance by the Durwood Children or their charitable donees) in an underwritten offering, which will only be made by means of a prospectus. Prior to and for purposes of such offering, Stanley H. Durwood intends to convert 500,000 additional shares of Class B stock to be acquired by him in the merger into shares of Common Stock. Each of the Durwood Children will sell approximately 416,667 shares of Common Stock in the secondary offering, unless they agree to a different allocation of the 2,500,000 shares to be sold by them.

     The Family Agreement provides that AMCE (which is not a party to the Family Agreement) and the Durwood Family Members are to participate equally in determining all material terms of the offering. Matters to be determined by Durwood Family Members are to be determined by majority vote, with each family member having one vote. The date of the offering is to be no sooner than six months after the merger and is to be determined by AMCE and the Durwood Family Members.

     The Family Agreement also generally provides that if the price per share to the public of the 2.5 million shares of AMCE Common Stock proposed to be sold by the Durwood Children in the offering is less than $18, Stanley H. Durwood will pay the Durwood Children the difference between such sale price and $18 (net of applicable underwriting commissions), up to $20 million in aggregate amount, in shares of AMCE Common Stock, as an adjustment to the original allocation of shares to be received by the Durwood Children in the proposed merger (the "Share Adjustment").

     The parties and their counsel in certain shareholder derivative litigation, In Re AMC Shareholder Derivative Litigation, filed against Stanley H. Durwood and other directors of the Company, are discussing a possible settlement, a portion of which would require the appointment of two additional outside directors who would be empowered to approve transactions between the Company and Durwood Family Members.

     Except for the foregoing, neither DI nor Stanley H. Durwood nor to their knowledge any of AAE or the Durwood Children has any plans or proposals which relate to or would result in:

     (a) The acquisition by any person of additional securities of AMCE (other than pursuant to the exercise of employee stock options), or the disposition of securities of AMCE;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving AMCE or any of its subsidiaries;

     (c) A sale or transfer of a material amount of assets of AMCE or any of its subsidiaries;

     (d) Any change in the present board of directors or management of AMCE, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of AMCE (except for the Offering);

     (f)   Any other material change in AMCE's business or corporate structure;

     (g) Changes in AMCE's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of AMCE by any person;

     (h) Causing a class of securities of AMCE to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     (i) A class of equity securities of AMCE becoming eligible for termi-nation or registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)   Any action similar to any of those enumerated above.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     (a) (b) Under AMCE's charter, holders of the AMCE Class B stock generally are entitled to elect as a class 75% of the board of directors and to vote as a class with holders of the Common Stock on other matters, with each share of Class B Stock being entitled to ten (10) votes per share and each share of Common Stock being entitled to one (1) vote per share. Holders of AMCE Common Stock generally are entitled to elect 25% of AMCE's board of directors. Should the outstanding shares of Class B Stock be less than 12 1/2% of the total number of outstanding shares of Class B and Common Stock, the holders of Common Stock would be entitled to vote with the holders of Class B Stock in the election of the remaining 75% of the Board; for these purposes, the Class B Stock would have ten votes per share and the Common Stock would have one vote per share. Each share of AMCE Class B Stock is convertible into one share of AMCE Common Stock.

     DI currently owns 2,641,951 shares of AMCE Common Stock, which constitute approximately 48% of the outstanding shares of such class, and 11,157,000 shares of Class B Stock, which constitute 100% of the outstanding shares of that class. The Class B and Common shares presently owned of record by DI represent approximately 98% of the voting power of AMCE stock, other than in the election of directors. Were all the shares of AMCE Class B Stock converted, there would be approximately 16,670,885 shares of AMCE Common Stock outstanding, of which shares DI would own of record 13,798,951 shares, or approximately 83% of the outstanding number of shares of Common Stock assuming such conversion.

     By virtue of his positions as the controlling stockholder and sole director of DI, Stanley H. Durwood is deemed the beneficial owner of all of the AMCE capital stock held by DI, as to which he believes he has sole voting power.
He also has investment power over the AMCE capital stock held by DI, which he
may be deemed to share with the Durwood Children.   In addition, Stanley H.
Durwood individually owns 150 shares of AMCE Common Stock and options that are presently exercisable to acquire 11,250 shares of AMCE Common Stock, over which he has sole voting and investment power. In the aggregate, Stanley H. Durwood may be deemed to beneficially own 13,810,351 shares, or approximately 83%, of AMCE's Common Stock, taking into account shares subject to such stock options and assuming the conversion of all shares of AMCE Class B Stock.

     To the knowledge of Stanley H. Durwood, none of the Durwood Children has any interest in shares of AMCE stock, except that they may be deemed to share investment power with him over the shares of AMCE capital stock owned by DI, as described herein.

     After giving effect to the proposed merger and secondary offering (and disregarding shares which may be acquired by Stanley H. Durwood upon the exercise of employee stock options, shares which the Durwood Children might acquire under the Share Adjustment referred to in Items 4 and 6 herein and shares of Common Stock which might be issued upon conversion of shares of the Company's outstanding $1.75 Cumulative Convertible Preferred Stock) (i) Stanley
H. Durwood will own approximately 4.5 million shares of Class B Stock, and each of the Durwood Children will own a maximum of approximately 1.0 million shares of AMCE Common Stock, (ii) such shares of Class B Stock to be owned by Stanley
H. Durwood will entitle him to elect a majority of the Board of Directors and will have approximately 79% of the voting power of all outstanding shares of AMCE capital stock to be then outstanding generally having the right to vote on matters submitted to stockholders, other than the election of directors, and
(iii) the Common Stock to be owned by the Durwood Children will represent approximately 52% of the shares of Common Stock expected to be then outstanding.

     Stanley H. Durwood's holdings will diminish and the Durwood Children's holdings will increase if the Durwood Children acquire additional shares under
the Share Adjustment.    However,  based on the number of Common and Class B
shares presently outstanding, the Share Adjustment should not result in Stanley H. Durwood owning shares with less than 50% of the combined voting power of the outstanding Common and Class B Stock unless AMCE and the Durwood Family Members determine to proceed with a secondary offering of the family's shares at a time during which the market value of AMCE's stock is less than approximately $6.70 per share.

     (c) During the past 60 days, neither Mr. Stanley H. Durwood nor DI, nor to their knowledge any of the Durwood Children, has effected a transaction in AMCE Common Stock.

     (d) No other person is known to Stanley H. Durwood or DI to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described in paragraphs 5(a)-(b) above.

     (e)   Not applicable.

     ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS, WITH RESPECT TO SECURITIES OF THE ISSUER.

     The Family Agreement referred to herein is filed as an exhibit hereto and is incorporated herein by reference. The Family Agreement provides, among other matters, that (i) Stanley H. Durwood will receive 5,015,657 shares of AMCE Class B Stock for his interests in DI and AAE and that his children will receive an aggregate of 8,767,223 shares of AMCE Common Stock for their interests, (ii) within 12 months after the proposed merger of DI and AMCE, the Durwood Family Members will offer an aggregate minimum of 3,000,000 shares of Common Stock in a registered offering, of which 500,000 shares will be sold by Stanley
H.Durwood or his charitable donees and the balance by the Durwood Children,
(iii) pursuant to the Share Adjustment, Stanley H. Durwood will pay the Durwood Children up to $20 million in shares of AMCE Common Stock if and to the extent the price received by them for the sale of 2,500,000 Common shares in the secondary offering is less than $18 per share (net of applicable underwriting commissions) and (iv) for three years after the merger, the Durwood Children will vote their shares of AMCE Common Stock for each candidate for the AMCE Board of Directors in the same proportionate manner as the aggregate votes cast in such elections by all other holders of AMCE Common Stock. The Family Agreement also contains other provisions relating to such matters as the termination of AAE, the conversion of shares of Class B Stock prior to the proposed merger and gift tax and other indemnification.

     The Family Agreement is conditioned upon negotiation and execution of a merger agreement with AMCE, and the provisions of the Family Agreement described in clauses (i) through (iv) of the preceding paragraph are subject to satisfaction or waiver of all conditions to the proposed merger.

     ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

     EX-99.1 Family Agreement between Stanley H. Durwood and Durwood Family Members.
     EX-99.2  Joint Filing Agreement between Stanley H. Durwood and DI

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and accurate.

May  6, 1996                    /s/ Stanley H. Durwood
                                    Stanley H. Durwood

                                    DURWOOD, INC.
                            By: /s/ Stanley H. Durwood
                                    Stanley H. Durwood,
                                    President













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